UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 11, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 03 July 2017 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

2.             A Stock Exchange Announcement dated 04 July 2017 entitled ‘Director Declaration’

3.             A Stock Exchange Announcement dated 17 July 2017 entitled ‘Sharesave Award’

4.             A Stock Exchange Announcement dated 19 July 2017 entitled ‘Director Declaration’

5.             A Stock Exchange Announcement dated 24 July 2017 entitled ‘Sale of Shares’

03 July 2017

RNS: 9146J

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 June 2017:

Vodafone’s issued share capital consists of 28,814,621,348 ordinary shares of US$0.20 20/21 of which 2,147,332,742 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,667,288,606. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

04 July 2017

RNS: 0459K

VODAFONE GROUP PLC

(“the Company”)

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14 (2), the Company announces that, as announced by Equiniti Group Plc (“Equiniti”) today, Philip Yea, non-executive director of the Company, has been appointed to the board of Equiniti from 3 July 2017 as a non-executive director and Chairman Designate to succeed as Chairman of the Equiniti board in September 2017. Philip will retire as non-executive director of the Company at its AGM on 28 July 2017.

END

17 July 2017

RNS: 2739L

Sharesave award

Options under the Vodafone Group 2008 Sharesave Plan were granted to the below participants on 14 July 2017 by the Company.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vittorio Colao
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Option to purchase shares granted under the Vodafone Group 2008 Sharesave Plan, exercisable five years from the savings contract start date provided that the required monthly savings are made.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.7775	4,219

d)	Aggregated information: volume, Price	Aggregated volume: 4,219 Ordinary shares Aggregated price: GBP 7,499.27
e)	Date of the transaction	2017-07-14
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Option to purchase shares granted under the Vodafone Group 2008 Sharesave Plan, exercisable five years from the savings contract start date provided that the required monthly savings are made.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.7775	8,438

d)	Aggregated information: volume, Price	Aggregated volume: 8,438 Ordinary shares Aggregated price: GBP 14,998.55
e)	Date of the transaction	2017-07-14
f)	Place of the transaction	Outside of trading venue

19 July 2017

RNS: 5213L

VODAFONE GROUP PLC

(“the Company”)

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14 (2), the Company announces that, as announced by Rentokil Initial plc (“Rentokil”) today, Sir Crispin Davis, non-executive director of the Company, has been appointed to the board of Rentokil as a non-executive director with effect from 20 July 2017.

END

24 July 2017

RNS: 8807L

Sale of shares

The below participant sold shares on 21 July 2017. The shares were sold from the Corporate Nominee account.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of Shares (from Corporate Nominee)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.272463	252,696

d)	Aggregated information: volume, Price	Aggregated volume: 252,696 Ordinary shares Aggregated price: GBP 574,242.31
e)	Date of the transaction	2017-07-21
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 11, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary